May 28, 2025

Min-jie Cui
Chief Financial Officer
MKDWELL Tech Inc.
1F, No. 6-2, Duxing Road,
Hsinchu Science Park,
Hsinchu City 300, Taiwan

       Re: MKDWELL Tech Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 3, 2025
           File No. 001-42197
Dear Min-jie Cui:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Item 3. Key Information
Risks Related to Doing Business in China, page 8

1. Please quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.
Item 13. Defaults, Dividend Arrearages and Delinquencies, page 71

2. We note your disclosures of the amounts involving your financial leasing contract dispute, the legal matter with the previous U.S. legal advisor of Cetus Capital, and the
 May 28, 2025
Page 2

       amended satisfaction and discharge agreement. We also note your disclosure on page
       F-35 that the amount related to the litigation matter with the previous U.S. legal advisor of Cetus Capital was not able to be quantified, and no related liability was accrued. Please tell us whether any of the other amounts have been accrued as of the reported periods and how you complied with the disclosure requirements of ASC 450-
       20-50 related to the three matters. Additionally, tell us your consideration for disclosure on page 63 pursuant to the requirements for Item 8.A.7 of Form 20-F.
Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
71

3. We note that you identified material weaknesses; however, you do not include a statement as to whether your internal control over financial reporting is effective as required by Item 15(b)(3) of Form 20-F. Please revise to include a statement as to whether ICFR is effective in future filings. Also revise "significant weaknesses"
       appropriately.
Item 16F. Change in Registrant's Certifying Accountant, page 73

4. We note your disclosure that the client-auditor relationship between the Company and
       MKDWell Limited, a subsidiary of the Company, with Marcum Asia CPAs LLP ceased. Please revise to disclose whether the former accountant resigned, declined to
       stand for re-election, or was dismissed. Refer to Item 16F(a)(1)(i) of Form 20-F.
Exhibit 13.1, page X-13

5. Your Exhibit 13.1 certification references a name other than that of your Chief
       Executive Officer in the first paragraph. Please revise the certification in future filings accordingly.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing